Exhibit (a)(5)(A)

IP Today: Hot News

International Paper Commences Tender Offer for up to $1.5 billion of Common Stock

•	In the press release issued last night, we announced that the company has commenced a tender offer to purchase approximately 8.4% of our outstanding shares of common stock (par value $1.00 per share) for up to $1.5 billion.

•	All shareowners, including our employees who own IP stock are eligible to participate in a tender offer. Employees who currently hold company stock in their 401(k) plans, or who become shareowners by exercising stock options and purchasing company stock, may also participate.

•	The terms and conditions of the tender offer are explained in much more detail in the documents filed today with the Securities and Exchange Commission (the “SEC”). These documents can be found on the company’s internet site at http://www.internationalpaper.com by clicking on the News item referring to the tender offer. In addition, you may access the information on the company’s intranet site by logging on to My-IP at http://myip.ipaper.com, select “G” from the A-Z menu of IP Web sites, select “Global Compensation,” select “Equity Compensation” and select “Share Repurchase Program,” which is the third bulleted item. Finally, if you are a shareowner you will receive a copy of all of these documents in the mail shortly.

To put this announcement in context, you will remember that our Transformation Plan has several key elements. We decided to focus on our two global platform businesses, uncoated papers and packaging, along with our North American distribution business, xpedx. We committed to improve the profitability of these businesses, and consider strategic options for our other businesses, including sale or spin off. With expected proceeds of more than $11 billion from divestitures and improved cash flow from operations, we said we’d reduce debt, including a voluntary pension plan contribution, by $6 to $7 billion, make selective investments in the $2 to $4 billion range, and return $2 to $3 billion to shareholders. Last month, in keeping with this balanced and disciplined used of proceeds and cash flow from operations, our board of directors authorized a share repurchase program to acquire up to $3 billion of the company’s stock through the end of 2007.

This tender offer is an important step toward fulfilling our commitment to return value to shareowners. When combined with strengthening our balance sheet by reducing debt, as well as strategic reinvestment in our global platform businesses, we believe the Transformation Plan will generate the best performance for the company and provide the strongest returns to shareowners.

We are pleased to provide this opportunity to our shareowners. While the Board of Directors has approved this offer, no recommendation has been made by the Board, or management, or any of the parties about assisting the company in this transaction, are making any recommendations about whether you should participate. Please consult your own investment or tax advisor to help decide whether to participate in this tender offer.

This Hot News is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the company’s common stock. The solicitation of offers to buy shares of the company’s common stock will be made only pursuant to the offer to purchase and related materials that the company will send to all its shareowners, including employee shareowners, shortly. Shareowners should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the tender offer prior to making any decisions with respect to the tender offer.